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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2005

                        CHINA FINANCE ONLINE CO. LIMITED
                 (Translation of registrant's name into English)

                         ROOM 610B, 6/F PING'AN MANSION
                             NO. 23 FINANCIAL STREET
                        XICHENG DISTRICT, BEIJING 100032
                                      CHINA
                                (86-10) 6621-4728
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           FORM 20-F [X] FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 2g3-2(b): 82-  N.A.   .
                                  ---------

                  The index of exhibits may be found at Page 2

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                        CHINA FINANCE ONLINE CO. LIMITED

                                    FORM 6-K

                                TABLE OF CONTENTS


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Signature                                                                             Page 3

Press release regarding third quarter 2005 results, dated November 3, 2005            Page 4
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   CHINA FINANCE ONLINE CO. LIMITED


                                   By:    /s/  Sam Qian
                                       -----------------------------------------
                                   Name:  Sam Qian
                                   Title: President and Chief  Financial Officer

Date: November 3, 2005

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             CHINA FINANCE ONLINE REPORTS THIRD QUARTER 2005 RESULTS

(Beijing, China, November 3, 2005) China Finance Online Co. Limited (Nasdaq:
JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the quarter ended September
30, 2005:

     * Net revenues for the quarter grew by 8% compared to the same period in 2004 to $1.81 million.

     * Net income was $1.27 million for the quarter, a decrease of 1% from $1.28 million for the same period in 2004. Basic and diluted income per ADS were US$0.06 and US$0.07, respectively, for the quarter. Basic and diluted income per share were each US$0.01 for the quarter.

     * Gross margin for the quarter was 94%, the same compared to the same period in 2004. Net income margin was 70% for the quarter, compared to 77% for the same period in 2004.


FINANCIAL RESULTS

For the third quarter of 2005, China Finance Online reported net revenues of $1.81 million, an increase of 8% from $1.67 million for the same period in 2004.
This increase was primarily due to increase in revenues generated from advertising related business. Net revenues for the quarter stayed relatively flat compared to net revenues of $1.84 million for the second quarter of 2005.
Revenues from advertising related business for the quarter contributed $449,000, representing 25% of net revenues for the quarter.

Gross profit for the quarter increased to $1.70 million, an increase of 8% from $1.57 million for the same period in 2004, which is in line with the increase in net revenues. Gross margin was 94% in the third quarter, the same compared to the same period in 2004 and to the second quarter of 2005.

Operating expenses for the third quarter totalled $1.01 million, an increase of 139% from $422,000 reported for the same period in 2004. This increase is primarily due to increases in our general and administrative expenses, sales and marketing expenses, and to a lesser extent, increases in product development expenses. Operating expenses for the third quarter were the same compared to operating expenses for the second quarter. Total operating expenses were 56% of net revenues for the third quarter of 2005, compared with 25% for the same period in 2004.

o General and administrative expenses for the quarter were $306,000, an increase of 193% from $104,000 for the same period in 2004. This increase is primarily due to reporting and other related costs associated with our becoming a public company in the U.S. The increase to a lesser extent is

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     also due to increase in staff compensation as a result of increased headcounts.

o Sales and marketing expenses for the quarter increased by 157% from $210,000 for the same period in 2004 to $539,000. This increase is largely due to an online marketing campaign we conducted during the third quarter.
     We have established numerous sponsorships and co-branding partnerships with many popular Chinese portals since the second quarter of 2005 to promote our brand name and attract greater user traffic to our website. This marketing campaign is part of our plan to apply our IPO proceeds to help the distribution and sales of our products.

o Product development expenses for the quarter were $66,000, an increase of 56% from $42,000 for the same period in 2004, which is primarily due to increases in the salary and compensation expenses of personnel engaged in the research, development and implementation of our new products.


As a result of the foregoing, income from operations for the third quarter of 2005 was $693,000, a decrease of 40% from $1.1 million for the same period in 2004 and a decrease of 4% from $722,000 for the second quarter of 2005. Net income for the third quarter of 2005 was $1.27 million, a decrease of 1% from $1.28 million for the same period in 2004 and an increase of 26% from $1.01 million for the previous quarter. As part of the net income for the third quarter, we recorded a net exchange gain of $327,000 due to the recent change in the exchange rates between U.S. dollar and RMB.

Net income margin for the third quarter of 2005 was 70%, compared to 77% for the same period in 2004 and 55% for the previous quarter. The total income tax expense for the quarter was $115,000 compared to an income tax benefit of $102,000 for the same period in 2004. The difference is attributable primarily to the fact that CFO Beijing was exempted from enterprise income tax in 2004 but are subject to 12% enterprise income tax rate in 2005. Basic income per ADS was $0.07, and basic income per share was $0.01 for the third quarter of 2005.
Diluted income per ADS was $0.06, and diluted income per share was $0.01 for the quarter.

The number of new subscribers for the third quarter of 2005 was 2,626, representing a decrease of 35% from 4,069 for the same period in 2004. Repeat subscribers for the third quarter of 2005 totalled 1,910, representing a decrease of 19% from 2,372 for the same period in 2004. Decreases in number of new subscribers and in number of repeat subscribers from the same period last year were primarily due to the fact that Chinese stock markets during the third quarter of this year was weaker compared to the same period last year.

Average subscription fee per subscriber, or ASF, for new subscribers decreased by 24% to $166 for the third quarter of 2005 from $219 for the same period in 2004 but increased by 1% from $165 for the previous quarter. ASF for repeat subscribers decreased by 6% to $253 for the third quarter of 2005 from $268 for

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the same period in 2004 but increased by 3% from $246 for the previous quarter.
We believe that the increase in our ASFs quarter over quarter is primarily attributable to the fact that stock markets in China were more volatile during the second quarter of 2005 than they were during the third quarter, which resulted in greater subscriber interests in our more sophisticated service packages during the third quarter.


UPDATES OF OUR NEW PRODUCT

We launched our new product, Tao of Wealth, in August this year. Tao of Wealth is our new proprietary financial service package which combines personal finance tools such as book keeping, financial report and payment alert with comprehensive real time personal wealth management product information and news.
As of October 31, we recorded over 160,000 downloads for Tao of Wealth.


CONFERENCE CALL

China Finance Online's management team will host a conference call at 8:00PM
Eastern Standard Time on November 3, 2005 (or 9:00AM on November 4, 2005 in the
Beijing/HK time zone) following the announcement.

The conference call will be available on Webcast live and for replay at:
http://www.chinafinanceonline.com/investor/earning_releases.asp. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. toll free number
+1-877-847-0047, Hong Kong toll free number +852-3006-8101, Singapore toll free number +800-852-3396 and France Toll Free Number 0800-918-066; Password for all regions: 2223.

A replay of the call will be available from approximately 9:00PM Eastern Time on November 3, 2005 (or 10:00AM November 4, 2005 in the Beijing/HK time zone) to
9:00PM Eastern Time on November 10, 2005(or 10:00AM November 11, 2005 in the
Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number
+1-877-847-0047, HK Toll Free Number +852- 3006-8101, Singapore Toll Free Number
800-852-3396 and France Toll Free Number 0800-918-066, Passcode: 617366.


ABOUT CHINA FINANCE ONLINE CO. LIMITED

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and

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functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.


SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation
Reform Act of 1995.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Finance Online's historical and possible future losses, limited operating history, uncertain regulatory landscape in the People's Republic of China, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and the company's reliance on China
Finance Online's reliance on relationships with Chinese stock exchanges and raw data providers. Further information regarding these and other risks is included in China Finance Online's annual report on Form 20-F for the year ended December
31, 2004, and other filings with the Securities and Exchange Commission. China
Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.




For further information please contact:


Jing Wu
China Finance Online Co. Limited
Tel: (86-10) 6621-0425
Email: ir@jrj.com

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                        China Finance Online Co. Limited
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
              (In thousands of U.S. dollars, except per share data)

                                                 Three months ended
                                   Sept. 30, 2005  Sept. 30, 2004    Jun. 30, 2005
                                    (unaudited)      (unaudited)      (unaudited)

Gross revenues                     $       1,850    $       1,682    $       1,875
Business tax                                 (38)              (9)             (33)
                                   -------------    -------------    -------------
Net revenues                               1,812            1,673            1,842
 Cost of revenues                           (109)            (102)            (111)
                                   -------------    -------------    -------------
Gross profit                               1,703            1,571            1,731
Operating expenses
 General and administrative                 (306)            (104)            (373)
 Product development                         (66)             (42)             (54)
 Sales and marketing                        (539)            (210)            (486)
 Stock-based compensation                    (99)             (66)             (96)
                                   -------------    -------------    -------------
Total operating expenses                  (1,010)            (422)          (1,009)
Income from operations                       693            1,149              722
Interest income                              369               33              388
Exchange gain (net)                          327                -                -
                                   -------------    -------------    -------------
Income before income taxes                 1,389            1,182            1,110
Income tax benefit (expenses)               (115)             102             (101)
                                   -------------    -------------    -------------
Net income                         $       1,274    $       1,284    $       1,009
Income attributable to
 ordinary shareholders                     1,274            1,284            1,009
Income per share
Basic                                       0.01             0.06             0.01
Diluted                                     0.01             0.01             0.01
Income per ADS
Basic                                       0.07             0.28             0.05
Diluted                                     0.06             0.07             0.05
Weighted average ordinary shares
Basic                                 91,137,056       22,853,600       95,534,474
Diluted                              101,496,896       85,960,343      106,128,111
Weighed average ADSs
Basic                                 18,227,411        4,570,720       19,106,895
Diluted                               20,299,379       17,192,069       21,225,622

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                        China Finance Online Co. Limited
                      CONDENSED CONSOLIDATED BALANCE SHEET
                         (In thousands of U.S. dollars)

                                                     Sept. 30 2005   Dec. 31 2004
                                                      (unaudited)      (note)

ASSETS
Current assets:
 Cash and cash equivalents                                   63,337     70,596
 Account receivable                                              12         34
 Income tax recoverable                                          -          14
 Prepaid expenses and other current assets                    1,374        332
 Deferred tax assets                                            130        386
Total current assets                                         64,853     71,362
 Property and equipment, net                                    441        417
 Rental deposit                                                  40         31
 Goodwill, net                                                   51         51
Total assets                                                 65,385     71,861
                                                            -------    -------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Deferred revenue                                             2,655      3,487
 Accrued expenses and other current liabilities                 146        286
 Dividend payable                                                 -          -
 Income tax payable                                              34          -
Total current liabilities                                     2,835      3,773
Shareholders' equity
 Ordinary shares                                                 13         13
 Additional paid in capital                                  64,288     64,175
 Treasury stock                                             (10,000)         -
 Retained earnings                                            7,786      4,225
 Deferred stock compensation                                   (130)      (325)
 Accumulated other comprehensive income (loss)                  593          -
Total shareholders' equity                                   62,550     68,088
Total liabilities and shareholders' equity                   65,385     71,861

Note: the information for the year ended December 31, 2004, is derived from the audited financial statements.

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